UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 10, 2025, the Company entered into a Call Option Agreement (the “Agreement”) with Guan Chao Holdings Limited (“GCHL”) and Singapore Electric Vehicles Pte. Ltd. (“SEV”). The Agreement grants the Company the option to purchase up to 400 electric vehicles, comprising the GAC Aion, Hyptec, and BYD models (the “EV Vehicles”). Pursuant to the Agreement, the Company will pay a deposit of US$13.8 million (the “Deposit”) to GCHL and SEV. The option to purchase the EV Vehicles is valid for a period of six months from the date of the Agreement (the “Option Period”). During the Option Period, the Company may exercise the option to purchase the EV Vehicles. Any portion of the Deposit not applied toward the purchase of EV Vehicles will be refunded in full to the Company at the end of the Option Period.

A press release dated December 10, 2025 announcing the corporate updates included as Exhibit 99.1 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: December 10, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer